


Sun Life Financial and Khazanah Nasional Berhad
agree to purchase CIMB Aviva

Partnership creates a Malaysian insurance powerhouse backed by an international
life insurance leader

Kuala Lumpur, Malaysia (January 17, 2013) -- Sun Life Financial Inc. (TSX:SLF) (NYSE:SLF) (Sun Life) and Khazanah Nasional Berhad (Khazanah) are establishing a strategic partnership to acquire 98 per cent of CIMB Aviva Assurance Berhad, a Malaysian life insurance company, and CIMB Aviva Takaful Berhad, a Malaysian takaful company (together, the Company), in a transaction valued at 1.80 billion Malaysian Ringgit (RM) (C$586 million). Sun Life and Khazanah are each paying RM900 million (C$293 million) in respect of the transaction, which includes entering into a new 20-year exclusive bancassurance agreement with CIMB Bank.

Sun Life and Khazanah are each acquiring 49 per cent of the Company from Aviva International Holdings Limited and CIMB Group Holdings Berhad (CIMB Group), respectively. CIMB Group will retain a two per cent share in the Company.

The transaction includes an exclusive right to distribute insurance products, including takaful products, through CIMB Bank's network across Malaysia. This network includes 312 branches across the country and eight million customers.

"This transaction is perfectly aligned with our strategy for expanding our footprint in Asia," said Kevin Strain, President, Sun Life Financial Asia. "With Khazanah and CIMB, we have very strong partners with a broad distribution platform, and we are investing in a country with one of the most developed economies in the ASEAN region and a growing middle class. The combination of Sun Life's global insurance experience, Khazanah's strategic and financial expertise as an investor in the region, and CIMB's strong banking presence, reputation and brand in Malaysia and throughout the region, will deliver excellent value to customers and make the Company a leader in the industry."

Khazanah's Managing Director, Tan Sri Dato' Azman bin Hj Mokhtar said, "This is an important investment for Khazanah. It marks not just an opportunity to invest into an asset in a growth sector, but also brings together a unique commercial partnership among three strong parties in their respective areas. We are delighted to be partnering with Sun Life and CIMB."

"We look forward to working with the new bancassurance partners we have chosen after an extensive selection process. Bancassurance remains a core component of our wealth management proposition and we believe that the enhanced bancassurance agreement and potential regional synergies will enable our new partners to manufacture and support a more competitive product range for us to take to our customers," said Dato' Sri Nazir Razak, Group Chief Executive, CIMB Group.

The proposed acquisition by Sun Life and Khazanah is subject to regulatory approvals in Canada and Malaysia. The transaction is expected to close by the first half of 2013.

Forward-Looking Statements

In this section, "we", "us", "our" and the "Company" refers to Sun Life Financial Inc. and its subsidiaries, joint ventures and associates.

Certain statements in this news release, including (i) statements concerning the anticipated timing and impact of the transactions described above, (ii) statements relating to our strategies, (iii) statements that are predictive in nature, (iv) statements that depend upon or refer to future events or conditions and (v) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions are forward-looking statements. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in in Sun Life Financial Inc.'s annual MD&A under the headings Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.'s AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.'s other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the failure of the parties to obtain the required regulatory approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, economic uncertainty, market conditions that affect the Company's capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company's joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third-party policies; and the availability, cost and effectiveness of reinsurance.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Vietnam and Bermuda. As of September 30, 2012, the Sun Life Financial group of companies had total AUM of C$515 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Khazanah Nasional Berhad

Khazanah Nasional Berhad is the strategic investment fund of the Government of Malaysia entrusted to hold and manage the commercial assets of the Government and to undertake strategic investments. Khazanah is involved in various sectors such as power, telecommunications, banking, healthcare, airport management, infrastructure, leisure & tourism, property development, broadcasting, investment holding, and technology. Some of the key listed companies in Khazanah's investment portfolio include Telekom Malaysia Bhd., Tenaga Nasional Bhd., CIMB Group, Axiata Group Bhd., IHH Healthcare Bhd., Malaysia Airports Holdings Bhd., and UEM Land Holdings Bhd. For further information on Khazanah, please visit www.khazanah.com.my.

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For further information please contact:

Asia Contacts:

Sun Life Financial	**Khazanah Nasional Berhad**
Mei Velasquez	Mohd Asuki Bin Abas
Head of Customer Marketing & Communications	Senior Vice-President, Managing Director's Office
Tel: +852-9199-6697	Tel: +603-2034-0000
mei.velasquez@sunlife.com	asuki.abas@khazanah.com.my

North American and U.K. Contacts:
Sun Life Financial

Media Relations Contact:	**Investor Relations Contact:**
Frank Switzer	Phil Malek
Vice-President, Corporate Communications	Vice-President, Investor Relations
Tel: 416-979-4086	Tel: 416-979-4198
frank.switzer@sunlife.com	investor.relations@sunlife.com